SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934


ITEQ, Inc.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


450430103
(CUSIP number)


Katherine U. Sanders, 4014 Inverness
Houston, Texas  77019  (713) 250-4222
(Name, address and telephone number of person authorized to receive notices and communications)


October 25, 1999
(Date of event which requires filing of this statement)


	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box.

	Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

(Continued on following pages)












SCHEDULE 13D

CUSIP No. 450430103            Page 2 of 5 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KATHERINE U. SANDERS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (
(b) (

3     SEC USE ONLY


4     SOURCE OF FUNDS*

         PF, 00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E) (


6     CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
                  7      SOLE VOTING POWER
NUMBER OF
SHARES		         		      2,027,400
BENEFICIALLY	     8      SHARED VOTING POWER
OWNED BY EACH
REPORTING	        9      SOLE DISPOSITIVE POWER
PERSON WITH              2,027,400
                 10      SHARED DISPOSITIVE POWER
                                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         2,027,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	    7.2%

14   TYPE OF REPORTING PERSON*

          IN





Item 1. 	Security and Issuer

	The class of equity securities to which this statement relates is the common stock (the "Common Stock") of ITEQ, Inc., whose principal executive office is located at 2727 Allen Parkway, Suite 760, Houston, Texas 77019,

Item 2. 	Identity and Background

	This statement is filed on behalf of Katherine U. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose address is 4014 Inverness, Houston, Texas 77019.

Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. 	Source and Amount of Funds or Other Consideration

	The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

Item 4. 	Purpose of Transaction.

	The securities of the Issuer were acquired by Sanders in open market transactions and privately negotiated transactions for the purposes of investment. Sanders currently intends to review continuously her equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon her evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

	Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. 	Interest in Securities of the Issuer.

On October 25, 1999, Sanders purchased 1,748,900 shares of the Issuer's Common Stock in a privately negotiated transaction resulting in Sanders owning an aggregate of 2,027,400 shares of the Issuer's Common Stock. As of October 25, 1999, the number of shares of the Issuer's Common Stock owned beneficially by Sanders is 7.2% of the Issuer's Common Stock outstanding. Sanders has the direct power both to vote and to direct the disposition of the shares held by her.

		A description of the transactions in the Issuer's
Common Stock that were effected during the past 30 days by Sanders is as follows:


Date	   Purchase/Sale   Number of Shares		Price per Share

10-13-99 Purchase        5000                    1.300
10-25-99 Purchase        1,748,900               1.063


Item 6. 	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

	The Reporting Person has signed a Limited Power of Attorney to her broker, Don A. Sanders, dated June 15, 1997. Under the agreements governing such accounts, the Reporting Person grants to the Broker a power of attorney to sell or purchase securities on such Reporting Person's behalf in such accounts. The Broker has been designated as the sole attorney-in-fact for Reporting Person's shares. To effect trades for discretionary accounts, Sanders
Morris Mundy (SMM) acts as an introducing and executing broker to Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp. which acts as clearing broker. Pershing also acts as custodian of shares maintained in discretionary accounts, such as the Reporting Person's account. The form of the contract between Pershing and each discretionary account customer covering maintenance and the terms of customer margin account is attached as Exhibit A. Such arrangements are made on terms that are customary in the brokerage industry. The related form of Power of Attorney for client is attached as Exhibit B.

The Broker may have from time to time purchased or directed the purchase of Common Stock in margin account using borrowings that are available because of maintenance in the applicable account of marginable securities.

Except as described above, the Broker has no contact, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company including, but not limited to, transfer or voting of any of the securities, finder's fees or joint ventures.

In accordance with Section 240.13d-7, the Broker expressly declares that the filing of the Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner an any Common Stock owned by the Reporting Person.


Item 7. 	Materials to be Filed as Exhibits.

	Exhibit   Title

	A	    Pershing Form of Margin Account Agreement
	B     Form of Power of Attorney


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated November 8, 1999


__________________________
/s/	Katherine U. Sanders